CATHAY PACIFIC

Cathay Pacific Airways Limited
Company Secretary's Department
35th Floor, Two Pacific Place
88 Queensway, Hong Kong
Telephone: (852) 2840 8873
Facsimile : (852) 2845 5445
www.cathaypacific.com

RECEIVED
2007 JAN 17 A 11:47

Our Ref: CSA/CPA6/5(e)

2nd January 2007

[redacted]

07020392

By Registered Airmail

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

Dear Sir/Madam,

Cathay Pacific Airways Limited (the "Company")
File No. 82-1390

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchanges Act of 1934, we are pleased to enclose herewith a copy of the Company's announcement published today in The Standard for your record.

Yours faithfully,
For CATHAY PACIFIC AIRWAYS LIMITED

David Fu
Company Secretary

PROCESSED

JAN 1 9 2007

THOMSON
FINANCIAL

DF/fl
Encl.

c.c.: Thomas DiVivo, Assistant Vice President, The Bank of New York (w/e, by e-mail: tdivivo@bankofny.com)
Ms. Kammy Yuen, Assistant Vice President, The Bank of New York, H.K. (w/e, by hand)

P:\WC\CPA6-5\Letter\CPA6-5-General Correspondence.doc

1/18

CATHAY PACIFIC AIRWAYS LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code: 00293)

Change of Executive Directors

The Board of Directors (the "Board") of Cathay Pacific Airways Limited (the "Company") announces that:

(1) Mr. Derek George CRIDLAND has resigned as an Executive Director of the Company on 31st December 2006; and
(2) Mr. TANG Kin Wing Augustus has been appointed as an Executive Director of the Company with effect from 1st January 2007.

Mr. Derek George CRIDLAND has confirmed that he is not aware of any matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company. He has also confirmed that his resignation is for personal reasons and that he is not aware of any disagreement with the Board. The Board would like to express its gratitude to Mr. Cridland for his outstanding contributions and wise counsel during the past 8 years since his appointment as a Director of the Company on 18th April 1998 and offers its best wishes to him.

Mr. TANG Kin Wing Augustus, aged 47, joined the Company in 1982 and has worked with the Company in Hong Kong, Malaysia and Japan. He was appointed Director Corporate Development in January 2005 and is a director of Hong Kong Dragon Airlines Limited and AHK Air Hong Kong Limited. He has an honours degree in Business Administration from the Chinese University of Hong Kong.

In accordance with the Company's Articles of Association, Mr. TANG Kin Wing Augustus will hold office until the annual general meeting to be held in 2007 and will then be eligible for election; thereafter he will retire at the third annual general meeting following his election by ordinary resolution and will be eligible for re-election. Mr. Tang has entered into a letter of appointment, which constitutes a service contract, with the Company for a term of one year until the annual general meeting to be held in 2007, which will be renewed for a term of three years upon each election/re-election.

The remuneration of senior managers employed by the Company is aimed at attracting, motivating and retaining high-calibre individuals in a competitive international market. The emoluments of Mr. Tang are determined in accordance with this policy.

The annual salary together with various allowances of Mr. Tang amounts to HK$2,590,680. He is eligible to receive performance related discretionary bonuses and is also entitled to other benefits in kind and to participate in provident funds.

Mr. Tang has no relationship with any director, senior management or substantial or controlling shareholder of the Company.

Mr. Tang does not have any interest (within the meaning of Part XV of the Securities and Futures Ordinance) in the shares or underlying shares of the Company.

Save as disclosed above, there is no other information relating to Mr. Tang to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and there is no other matter which needs to be brought to the attention of the shareholders of the Company.

The Directors of the Company as at the date of this announcement are:
Executive Directors: Christopher Pratt (Chairman), Robert Atkinson, Philip Chen, Augustus Tang and Tony Tyler;
Non-Executive Directors: Martin Cubbon, Henry Fan, Davy Ho, James Hughes-Hallett, Li Jiaxiang, Vernon Moore, Robert Woods, Zhang Lan and Leslie Chang (Alternate Director to Henry Fan); and
Independent Non-Executive Directors: Peter Lee, Raymond Or, Jack So and Tung Chee Chen.

By Order of the Board

Cathay Pacific Airways Limited
David Fu
Company Secretary

Hong Kong, 1st January 2007

SWIRE

CATHAY PACIFIC